UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MUTUAL RISK MANAGEMENT, LTD.

(Name of Issuer)

Common Stock, $.01 per value

(Title of Class of Securities)

628351108 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628351108                                                                         143G                                                                              Page 2 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Prescott Group Aggressive Small Cap, L.P. EIN: 73-1414533

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,716,400 6. Shared Voting Power -0- 7. Sole Dispositive Power 3,716,400 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,716,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.9%

12.	Type of Reporting Person (See Instructions) PN

Last Update: 11/05/2002

CUSIP No. 628351108                                                                         13G                                                                                  Page 3 of 4

Item 1.

(a)  Name of Issuer:        MUTUAL RISK MANAGEMENT, LTD.

(b)  Address of Issuer’s Principal Executive Offices:

44 Church Street

Hamilton HM 12, Bermuda

Item 2.

(a)  Name of Person Filing:    Prescott Group Aggressive Small Cap, L.P.

(b)  Address of Principal Business Office, or if None, Residence:

1924 South Utica, Suite 1120

Tulsa, Oklahoma 74104-6529

(c)  Citizenship:    Prescott Group Aggressive Small Cap, L.P. is an Oklahoma limited partnership

(d)  Title of Class of Securities:    Common Stock, par value $.01

(e)  CUSIP Number:    628351108

Item	3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

a.	[_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
b.	[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
c.	[_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
d.	[_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
e.	[_] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
f.	[_] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
g.	[_] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
h.	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
j.	[_] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

Incorporated by reference to items (5) through (9) and (11) of the cover page pertaining to each Reporting Person.

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on

By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of the Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership

		By:	Prescott Group Capital Management, L.L.C., General Manager

Dated: February 10, 2003	By:	/s/ Phil Frohlich, Manager Phil Frohlich, Manager